UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

LiveWire Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41511	87-4730333
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3700 West Juneau Avenue Milwaukee, Wisconsin	53208
(Address of principal executive offices)	(Zip Code)

Allen Gerrard (650) 447-8424
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
LiveWire Group, Inc. is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available at https://investor.livewire.com/overview/default.aspx. The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD. Among other things, the Conflict Minerals Report includes a discussion of the company’s reasonable country of origin inquiry designed to provide a reasonable basis for us to determine the geographic source of tin, tantalum, tungsten and gold in our products.

Item 1.02.	Exhibit
A copy of the Company’s 2024 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.
Section 2 - Resource Extraction Issuer Disclosure

Item 2.01.	Resource Extraction Issuer Disclosure Report
Not applicable.
Section 3 - Exhibits

Item 3.01.	Exhibits
Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LiveWire Group, Inc.

Date:	May 30, 2025	By:	/s/ Allen Gerrard
Allen Gerrard
General Counsel & Board Secretary